Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 29, 2007

The following are pages that were posted on Royal Bank of Scotland’s website, www.rbs.com/thebanks, on May 29, 2007:

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Important Information

The information provided on this website is for personal use and informational purposes only and is not intended for distribution to, or use by, any person or entity in any jurisdiction or in any country where such distribution or use would be contrary to law or regulation or which would subject Fortis NV, Royal Bank of Scotland Group plc and Banco Santander Centro Hispano, SA or any of their affiliates (collectively, the "Banks") to any registration requirement within such jurisdiction or country. Where any opinions are expressed on this website, they are provided by the Banks for personal use and for informational purposes only.

Neither this website nor any of the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The information contained in this website is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by the Banks. Any person at any time acquiring securities must do so only on the basis of such person's own judgement as to the merits or the suitability of the securities for its purposes and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained herein.

In connection with the proposed Offer, the Banks expect to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME

In connection with the proposed Offer, the Banks expect to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of all documents filed in connection with the proposed Offer may also be obtained from each Bank, without charge, once they are filed with the SEC.

Nothing contained herein is an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This website may include certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

charge, once they are filed with the SEC.

Nothing contained herein is an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This website may include certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations.

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Offer for ABN AMRO

This site contains all the latest information from Fortis, RBS and Santander on their approach for ABN AMRO. For announcements specific to each of the consortium partners go to Fortis.com, RBS.com or Santander.com.



Latest Announcements

29 May
Fortis, RBS and Santander Announcement

25 May
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Latest Announcements

29 May
Fortis, RBS and Santander Announcement

25 May
Fortis, RBS and Santander Announcement

14 May
Fortis, RBS and Santander Announcement

07 May
Fortis, RBS and Santander Announcement

27 April
Fortis, RBS and Santander Announcement

26 April
Fortis, RBS and Santander Announcement

25 April
Fortis, RBS and Santander Announcement

23 April
Joint Statement re - ABN AMRO

19 April
Joint Statement re - ABN AMRO

16 April
Joint Statement re - ABN AMRO

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The Banks

The consortium is made up of three institutions with interests across the world. From here you can find a range of information on each, from financial results to what it is like to work for them.

Fortis

Fortis is an international provider of banking and insurance services to personal, business and institutional customers.



RBS

The Royal Bank of Scotland Group is one of the world's leading financial services providers and one of the oldest banks in the UK.



Santander

Santander is an international group which combines a solid local presence with strong global capacities in continental Europe the UK and Latin America.



Fortis

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. For detailed information on Fortis visit www.fortis.com.

About Fortis

Fortis is an international provider of banking and insurance services to personal, business and institutional customers.

Financial Results

More information on Fortis's latest set of published results.

5 facts about Fortis

A few things you might not know about Fortis.

Working for Fortis

Find out Fortis as an employer.

Fortis

5 facts about Fortis

A few things you might not know about Fortis


FORTIS

- One of Fortis's predecessors financed Napoleon's sale of Louisiana to America in 1803.
- Fortis shares outperformed the Euronext in terms of shareholder value over the last ten years, a 31% better return than the average of the EuroStoxx50 companies.
- In 2006, Fortis made more net profit than Coca Cola globally.
- Euromoney has voted Fortis best bank in Belgium and Luxembourg for 5 years in a row. Commercial banking in the Netherlands was voted Business Bank of the Year twice in the last three years.
- 25% of the company's Dutch employees contributed to charity projects for the local community in 2006.

Working for...

Fortis

- Reward: Performance culture and Management
- Talent and diversity
- Flexible working: Work-life balance
- People development and mobility
- Employee Motivation
- Social Labour relations
- Fortis People in the world

Our employees build Fortis!
"It's not just about talent, but what you do with it!"

Fortis wants to be the preferred employer in the financial services industry and to deploy its human capital as efficiently as possible. Fortis succeeded already: in Belgium Fortis was voted best employer in the financial sector in 2006 (Randstad survey). In the Netherlands Fortis was ranked among the top 30 best employers in 2006 (In company research)

Our ambition is to strengthen Fortis' competitive advantage in the market by developing an HR strategy and a culture that helps our employees to accomplish our business goals. The Fortis growth-strategy let Fortis grow from 48,258 employees (Full Time Equivalent) at the end of 2004, to 59,034 FTE by the end of March 2007)

This strategy emphasizes several themes: a performance culture combined with a clear Performance Management system, Talent and diversity, Development and mobility as well as a healthy work life balance. Fortis also strongly believes that motivated and satisfied employees

2004, to 59,034 FTE by the end of March 2007)

This strategy emphasizes several themes: a performance culture combined with a clear Performance Management system, Talent and diversity, Development and mobility as well as a healthy work-life balance. Fortis also strongly believes that motivated and satisfied employees perform better and achieve better results. We want to know what motivates our people and makes them committed, and what makes them proud. That is why we ask all our employees every year how they feel about working at Fortis.

Reward: Performance culture and Management

Fortis' culture of performance, talent and mobility is an important differentiator in the financial industry. Our performance culture encourages accountability for results and recognises outstanding performance. We manage our teams to deliver results and achieve challenging targets. Performance management is a two-way street: management gives clear and timely feedback but also accepts it from staff. The aim is to encourage accountability at all levels and reward performance. The Fortis reward model is based not only on the achievement of individual targets, but also on the contribution to team/business targets and to Fortis targets as a whole. This reward model is designed to ensure that staff combine the winning spirit to achieve results with the group philosophy to Act as One. It also positions Fortis strongly to attract the best possible new talent in pursuit of our international growth ambitions.

Dedicated Leadership for Growth development programmes foster our management culture of strong leadership.

The senior management of Fortis is composed of managers from all over the world and from all companies belonging to Fortis. (26% have Dutch nationality).

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Talent and diversity

Fortis is increasing its exposure and reputation in targeted labour markets around the world. Our aim is to attract top talent and to match the international requirements of Fortis with a strong profile in the local market. We are looking not just for the brightest intellects but also for people who fit our diverse culture. By creating an increasingly mobile and diverse workforce, we successfully reflect the diversity of the customers we serve.

Lots of opportunities are available for new talent in the Benelux and outside, particularly

people who fit our diverse culture. By creating an increasingly mobile and diverse workforce, we successfully reflect the diversity of the customers we serve.

Lots of opportunities are available for new talent in the Benelux and outside, particularly Eastern Europe and Asia. Thirty three percent of Fortis 60,000 employees work outside Benelux. The number of expats increased from 75 people in 2004 to 282 people in 2006.

Fortis actively encourages diversity in gender, nationality and talents. At end 2006, Fortis employed staff from 100 nationalities.

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Flexible working: Work-life balance

Fortis promotes a healthy work-life balance. We firmly believe that the most productive employees are those who feel good about themselves. We offer staff a range of opportunities to create a healthy balance between their work and their personal lives, such as flexible working hours and (in the Netherlands) employer's contribution to life-course savings scheme (levensloopregeling).

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People development and mobility

Fortis is an international company, operating in over 50 countries and employing people from 100 nationalities. Fortis wants top-performing teams. By actively encouraging staff to 'Develop Yourself' and 'Be Mobile', we not only help them develop their full potential: we also motivate them by constantly presenting new challenges.

Fortis invests extensively in training and development. There was an average of 4.6 training days per FTE in 2006 (an increase from 31% compared to 2004).

Our leadership culture emphasizes the importance of international thinking. We carefully select our management to reflect Fortis' global and business diversity and to ensure effective international communication. Fortis has created a highly successful Leadership for Growth programme. In 2006 over 1400 managers attended this intensive management development Program.

International mobility is the strongest drive in developing both the personal as well as the

programme. In 2006 over 1400 managers attended this intensive management development Program.

International mobility is the strongest drive in developing both the personal as well as the professional competences Fortis needs to achieve its business goals. The Fortis-wide internal job market gives our employees a quick and comprehensive view of all job openings in Fortis worldwide. At the end of March 2007, 1700 vacancies were posted on the internal job market.

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Employee Motivation

Fortis' readiness to create a climate where employees are motivated is fundamental to offering customer value. In other words, Fortis needs its employees to:

- indicate their requirements,
- enabling them to do their jobs enthusiastically and
- motivating them to help fulfil the needs of their customers.

Motivated and satisfied employees perform better and achieve better results. We want to know what motivates our people and makes them committed, and what makes them proud. We also want to identify any area for improvement to ensure that everyone continues to enjoy working for Fortis.

In 2006 Fortis measured employee motivation against a financial sector benchmark in seven countries and found that our staff are more motivated than those of the competitors. Fortis uses **one** Employee Motivation Framework (EMS) designed by an external provider in consultation with Fortis professionals. EMS 2006 generated a record responses rate of 70%.

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Social Labour relations

Fortis has a proven track record of social responsibility in acquiring and carefully integrating companies and cultures from all over the world, and especially in the Benelux.

All reorganizations as a consequence of the integration of acquired companies were settled in

want to identify any area for improvement to ensure that everyone continues to enjoy working for Fortis.

In 2006 Fortis measured employee motivation against a financial sector benchmark in seven countries and found that our staff are more motivated than those of the competitors. Fortis uses **one** Employee Motivation Framework (EMS) designed by an external provider in consultation with Fortis professionals. EMS 2006 generated a record responses rate of 70%.

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Social Labour relations

Fortis has a proven track record of social responsibility in acquiring and carefully integrating companies and cultures from all over the world, and especially in the Benelux.

All reorganizations as a consequence of the integration of acquired companies were settled in the context of "social plans", carefully negotiated with the social partners and Works Councils, and always without significant social conflicts.

Track record examples

- The integration in 1999 of the banks VSB bank, MeesPierson, Generale Bank (in both the Netherlands and Belgium) and ASLK and consequently closing down of Retail branches in the Netherlands) without any major social problems.
- In the Insurance sector Stad Rotterdam and Amev are examples of successful integrations with an effect of 750 FTE redundancies (i.e. 14% of the total workforce), settled in the context of social plans integrating both the companies and the cultures.

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Fortis People in the world

Do you want to know more about Fortis and its employees? Read the Social report 2006.

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RBS

The Royal Bank of Scotland Group is one of the world's leading financial services providers and one of the oldest banks in the UK. For detailed information on RBS visit www.rbs.com

About RBS

This section provides you with an insight to The Royal Bank of Scotland Group, containing information about our management team, our structure and our heritage.

Financial Results

More information on RBS's latest set of published results

Advertising

At The Royal Bank of Scotland Group we believe actions speak louder than words. Find out how our advertising communicates this ethos.

5 facts about RBS

A few things you might not know about RBS.

Working for RBS

Find out about RBS as an employer

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The Banks

5 facts about RBS

A few things you might not know about RBS.


RBS

- In the last decade our total employee numbers have grown from 30,900 to 135,000.
- RBS made more profit in 2006 than Philips, Coke and Nokia combined.
- We make more profit in the US than McDonalds does globally.
- We invest more than £1million (€1.5 million) a week in the communities in which we operate.
- In 2006, over 25,000 employees took part in our employee giving programmes (Give As You Earn and Community Cashback Awards), generating £12.7(€19 million) for over 8,500 charities and good causes across the UK and Ireland.

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RBS

- Reward
- People development
- Flexible working
- Employee opinion
- Community involvement



Open air: Employees from right across the Group are invited to a studio discussion to ask the Group's CEO any question they like

RBS offers a dynamic environment where our people work together to achieve the best results for our customers.

Why do people choose to come here and stay here? Part of the answer is our reputation. We are a group of successful businesses and people are attracted to this - what makes us different is our attitude and our approach to business.

The RBS culture is supportive and collaborative, giving people the opportunity to share ideas, learn from each other and apply their initiative.

What makes RBS a successful group of businesses and a unique place to work is a winning team spirit, the emphasis on action, our desire to make a difference and the will to deliver a result.

Reward

We aim to attract and retain the best people in the business. We regularly compare our

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result.

Reward

We aim to attract and retain the best people in the business. We regularly compare our salaries against those offered for similar roles by our competitors to ensure we remain competitive.

The other big priority for us is to make sure individual performance is recognised and rewarded. This means that people's individual contribution is a major factor in determining their level of reward.

Our people have access to a flexible and varied range of benefits. We offer people choice on a wide range of products and services which can be tailored to their individual needs and lifestyles.

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People development

RBS recognises that our people play a vital role in the ongoing success of our business. Each employee is given the opportunity to develop the necessary skills to enable them to perform effectively in their role, and is encouraged to progress toward their full potential.

We identify and develop talent at all levels across the group to support people's capability and career progression. We have invested in a world class Business School, where our senior leaders have the opportunity to learn from the world's best business teachers including Harvard, Duke CE and London Business School.

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Flexible working

RBS provides opportunities for people to request flexible working options, and policies on taking time off from work. 21% of people across the Group are now on flexible working arrangements ranging from part-time, to compressed hours and school term time working.

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Employee Opinion

Our Employee Opinion Survey - 'Yourfeedback,' is a key way for our employees to tell us how they feel about working for RBS. The survey goes out to 135,000 people in 30 countries across 40 brands in nine languages.

We get a response rate of 87% and the RBS results across the 14 measured categories outperform our global peers in EVERY area. And the RBS Group scores have increased positively in every category since 2000


Total
Communication 58 17 75
Cooperation & Working Relationships 67 10 77
Customer Focus 72 8 80
Divisional Leadership 47 18 65
Efficiency 51 7 58
Employment Security 50 25 75
Image & Competitive Position 50 18 68
Innovation 59 14 73
Job Satisfaction & Engagement 47 21 68
Managing People & Change 58 12 70
Performance Management & Development 50 15 65
RBS group Leadership 55 14 69
Recognition & Reward 50 18 68
Respect & Diversity 65 18 83
Workload & Work Life Balance 59 10 69
0 15 30 45 60 75
Increases 2000 – 2006

Key highlights

- 80% of our people feel encouraged to come up with 'innovative solutions to work related problems'
- 75% of our people agree that Middle and Senior managers 'trust the judgement of people at my level'
- 71% of our people believe there are sufficient development and learning opportunities to improve their eligibility for a better job


Customer Focus 72 8 80
Divisional Leadership 47 18 65
Efficiency 51 7 58
Employment Security 50 25 75
Image & Competitive Position 50 18 68
Innovation 59 14 73
Job Satisfaction & Engagement 47 21 68
Managing People & Change 58 12 70
Performance Management & Development 50 15 65
RBS group Leadership 55 14 69
Recognition & Reward 50 18 68
Respect & Diversity 65 18 83
Workload & Work Life Balance 59 10 69
0 15 30 45 60 75
Increases 2000 – 2006

Key highlights

- 80% of our people feel encouraged to come up with 'innovative solutions to work related problems'
- 75% of our people agree that Middle and Senior managers 'trust the judgement of people at my level'
- 71% of our people believe there are sufficient development and learning opportunities to improve their eligibility for a better job
- 78% of our people claim their immediate line manager is responsive to their suggestions for change
- 86% of our people believe that RBS group is socially responsible in the community

Our employee opinion survey scores show employees' willingness to step aside from their usual activities to help each other. It is something we score on higher than most other businesses.

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  - Social Commitment
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  - 5 facts about Santander

Santander

Santander is an international group which combines a solid local presence with strong global capacities in continental Europe, the UK and Latin America. For detailed information on Santander visit www.santander.com.

About Santander

Santander holds a unique position in international banking, with a solid base of recurrent retail commercial banking and a high degree of geographical diversification, which guarantees its future.

Economic and Financial Information

One of Grupo Santander's fundamental principles is a policy of full disclosure, in the belief that transparency and creating long-term value are directly related concepts.

5 Facts about Santander

A few things you might not know about Santander.

Social Commitment

Our major global project is university education, as the best way of supporting progress in the countries where Santander is present.

Working for Santander

Our objective is that the 130,000 professionals who work at Santander are the best prepared and most motivated of the financial industry, with successful careers and an adequate work/life balance.

The Banks

5 facts about Santander

A few things you might not know about Santander.

- 7th largest bank in the world by net profit - €7,596 million euros net profit in 2006.
- Largest bank in the Eurozone and 12th in the world by market cap at the end of 2006 - €88,436 million euros.
- 130,000 employees working in more than 40 countries.
- Leading financial group in Latin America with a 9-10% market share.
- €76 million invested in training and development of our employees in 2006.

Investors

For key shareholder information for the individual and institutional investor.

Fortis Investor Relations

RBS Investor Relations

Santander Investor Relations

Webcast 29/5/07

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Media

Choose the links below for the latest news and information on each of the partners.

Fortis **RBS**

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